SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

9 July 2014

AVIVA PLC CAPITAL MARKETS DAY

Aviva plc ("Aviva") today is hosting a capital markets day for analysts and investors (agenda and online joining instructions included below).

Mark Wilson, Group Chief Executive Officer, will set out the three central elements of Aviva's business strategy which can be summarised as:

1.   True customer composite. Aviva is a composite offering its customers life, general and health insurance and asset management, and is the only composite of scale in the UK.  Historically, the financial benefits of being a composite  were clear: diversification benefits of risk and capital.  The customer benefits were less evident. But as the world becomes more digital and less intermediated it will become easier to sell direct to customers and to package products. Being a true customer composite will enable Aviva to have a strong competitive advantage going forward.

2.   Digital first. Digital is how Aviva will capitalise on being a true customer composite. It is how customers increasingly want to do business with Aviva.  In the future, Aviva's focus will be to think digital first, and that means digital across all distribution channels; direct, IFA, broker, affinity and bancassurance for both consumers and business customers.  Digital, and the advantages that come with automation, will be central to how Aviva operates.

3.   Not everywhere. Aviva has reduced its footprint from 28 markets in 2011 to 17 today and improved its return on capital.  Aviva will focus on a small number of markets where it has scale and profitability or a distinct competitive advantage. Aviva will actively reallocate capital to businesses where it can achieve the best returns.

Aviva will also set out today new targets to support the strategy and the investment thesis of cashflow and growth.  Aviva will:

- double holding company annual excess cashflow[1] to £800 million by the end of 2016 (FY13: £0.4 billion)
- reduce the operating expense ratio to below 50% by the end of 2016 (FY13: 54%)

In addition, Aviva reiterated its deleveraging targets:

- to reduce the intercompany loan balance to £2.2 billion by the end of 2015
- to reduce the gross external leverage ratio to below 40% of tangible capital over the medium term

Mark Wilson, Group Chief Executive Officer, said:

"We have made some progress at Aviva and it is time to move to the next phase of the turnaround.  With a clear strategy and targets in place, the size of the opportunity for Aviva is compelling.  We acknowledge the challenges ahead, but we now have an exceptional leadership team to enable us to deliver."

Enquiries

Analysts and investors:
Colin Simpson                         +44 (0)20 7662 8115
David Elliot                              +44 (0)20 7662 8048

Media:
Nigel Prideaux                         +44 (0)20 7662 0215
Andrew Reid                            +44 (0)20 7662 3131

Notes to editors:

• The presentation slides are available on Aviva.com.

• The analyst presentation will commence at 8.15am and will be webcast live at http://www.avivawebcast.com/capitalmarketsday/.

• The agenda for the meeting is:

- Mark Wilson, Group Chief Executive Officer, will set out the business strategy and how it supports the investment thesis of cashflow and growth;

- Tom Stoddard, Chief Financial Officer, will outline how Aviva will further improve efficiency and increase cash flows;

-      There will be updates from the leaders of Aviva's main businesses: Euan Munro on Aviva Investors; David Barral on UK Life; Maurice Tulloch on general insurance; David McMillan on Europe; Khor Hock Seng on Asia.

- In addition there will be presentations from Monique Shivanandan on digital; Christine Deputy on people and Nick Amin on productivity and systems thinking.

• Aviva provides 31 million customers with insurance, savings and investment products.

• We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media/includes images, company and product information and a news release archive.

• For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva/

• For broadcast-standard video, please visit http://www.aviva.com/media/video/

• Follow us on twitter: www.twitter.com/avivaplc/

[1] Holding company cashflow is defined as remittances from business units, less central and debt financing costs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 July, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary